SOUHEIL JAWAD

[redacted]

EXECUTIVE PROFILE

Senior level executive and experienced individual within the healthcare industry, start-ups, turning around, building, operating companies, mergers and acquisitions and restructuring growing companies, along with proven history of increasing productivity and turning around difficult situations.

Motivated self-starter who earned multiple leadership achievement awards during early career, as well as sustained recognition for community service

EDUCATION

- Bachelor's Degree in Business Marketing – San Diego State University 2004
- Masters in Healthcare Administration – San Diego State University 2010
- Ambulance Coding and Billing -Ambulance Coding Academy 2008
- EMT-Basic - Miramar College 2002
- EMT-Paramedic - EMSTA College 2004
- EMT Refresher Course - EMSTA College 2011
- Combitube/King Airway Device Certificate
- Administrator in Training - 2015

AREAS OF EXPERTISE

- Patient Care
- HMO Contracting
- Team building, Leadership & Training
- Public Filing
- Request for Proposal
- Asset & Liability Management
- Budget Development
- Mergers & Acquisitions
- Building Strategic Alliances
- Business Start-up
- Change Management

- Corporate Reorganization
- Market Strategy
- Negotiations
- New Business Development
- Operations Management
- Organizational Restructuring
- Profit & Loss Management
- Profit Margin Increases
- Relationship Building
- Revenue Growth
- Sales Direction & Initiatives
- Staff Coaching & Mentoring
- Strategic Planning Direction
- Training & Development
- Visionary Strategies

SKILLS PROFILE

- Excellent articulating, verbal and written
- Highly regarded as a team player
- Ability to educate others helping them, to help themselves
- Able to multitask, performing duties other than specified job description
- Proficient in the following computer software programs: Microsoft Word, Microsoft Excel, Microsoft Outlook, Power Point, JefBar, PCC, AHT, XBRL and Zoll Data /RescueNet,
- Accounting/Bookkeeping
- Experienced problem solver and team player

LANGUAGES

- Arabic
- English
- French

CAREER SYNOPSIS

SHIFTit Corp – Founder/CEO 2023/Present

Renew Health Group/Consulting 2015/2023

Positions held

- AIT
- Regional VP of Business Development
- VP Business Development

- SVP Business Development
- VP Acquisitions
- VPO
- SVP Managed Care Contracting & Procurement
- SVPO

Holistic Care at Home, Inc., Home Health – Consultant/Board Member	2018/2022
Mercy Ambulance – President/CEO	2013-2015
Xtreme Healthcare Corp – Public Entity – Founder & President	2010-2015
Xtreme Care Ambulance – Founder & President/CEO	2010-2015
Golden Healthcare Home health & Hospice - Partner & Board Member	2010-2014
Express Ambulance - Founder & Managing Member	2004-2009
Golden State Paratransit – Founder & President	2004-2009